November 16, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

Re:    NCR Corporation
From 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-00395

Dear Ms. Collins:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of November 2, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, and the Company’s October 27, 2017 response letter to the Staff. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold below, and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.
We note your response to prior comment 1. Please revise your qualitative discussion of cloud revenue growth in terms of prior cloud bookings to include a quantified discussion of your bookings and/or changes in net annual contract value, consistent with your earnings call transcript and presentation slides.

Securities and Exchange Commission
Ms. Kathleen Collins

We acknowledge the Staff’s comment and will include in the “Overview” section of our future MD&A disclosures a quantified discussion of period over period changes in net annual contract value (ACV) when it is material to an understanding of cloud revenue growth and trends in our cloud business.

As we first disclosed in our second quarter 2016 earnings conference call and related supplementary materials, net ACV is a forward-looking measure that NCR tracks and discloses as an indicator of potential cloud revenue growth in future periods. We calculate net ACV for a particular period as twelve months of expected future cloud revenues under new contracts, less twelve months of expected future cloud revenues under expired or terminated contracts, adjusted for twelve months of expected pricing discounts or price increases from renewals of existing contracts. Because growth in net ACV is a forward-looking indicator for our cloud business, we believe that a discussion of net ACV growth is most appropriately included in the “Overview” section of our MD&A.

However, net ACV growth for a particular period does not necessarily explain or drive actual cloud revenue growth during that period. Actual cloud revenue growth for a particular period is driven instead as cloud revenue solutions from prior period cloud bookings are implemented and customers begin to pay subscription fees. Implementation of a prior period cloud booking depends on the solution, customer requirements and contract terms, and can take up to 12 months after contract signing. As such, as we noted in our October 27 letter to the Staff, where actual cloud revenue growth for a particular period is material, we will continue to include discussions of prior period cloud bookings and other significant drivers of such revenue growth in the Software Segment section of our MD&A.

Separately, we note for the Staff that year over year cloud revenue growth, as disclosed on slide 21 of the related supplementary materials for our fourth quarter of 2016 earnings conference call, was not a significant driver of overall revenue growth relative to other segment revenue streams.

Form 8-K Filed July 20, 2017

2.
We note from your response to prior comment 3 that gross margin and gross margin rates by segment were provided pursuant to ASC 280 and were not intended to be non-GAAP measures. As such, please include these measures in your segment footnote pursuant to ASC 280-10-50-27 and 28. Also, revise your segments disclosure in MD&A to include a discussion of these performance measures by segment pursuant to Section III.F. of SEC Release No. 33-6835 and Section III.B.2 of SEC Release No. 33-8250.

We acknowledge the Staff’s comment and note for the Staff that we include segment gross margin and segment gross margin rate in our earnings call transcripts and presentation slides to provide the data in a readily accessible format to bridge segment revenue to segment operating income for our investors and stakeholders.

We have included segment operating income, but not, as the Staff noted, segment gross margin or gross margin rate in our segment footnote and segment disclosures in MD&A. Segment operating income, which also includes operating expenses such as sales and marketing, research and development as well as general and administrative expenses, is the measure of profit and loss used by NCR’s chief operating decision maker to allocate resources

Securities and Exchange Commission
Ms. Kathleen Collins

and assess performance. Segment gross margin and gross margin rate are also measures of profit and loss (as we noted in our October 27 letter to the Staff), but they are incorporated in, and are components of, the more comprehensive measure of segment operating income. Therefore, while we respect the Staff’s comment, we do not believe that it is necessary to separately disclose segment gross margin and gross margin rate in addition to segment operating income in our segment footnote or segment disclosures in MD&A. However, when segment gross margin is a significant driver of segment operating results, we have, and will continue to, include additional discussion in our segment disclosures in MD&A.

Securities and Exchange Commission
Ms. Kathleen Collins

Please do not hesitate to contact me at (678) 808 7900 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer